SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)


                       HIGHWAYMASTER COMMUNICATIONS, INC.

                                (Name of Issuer)


                          Common Stock, $0.01 par value

                         (Title of Class of Securities)


                                    43126310

                                 (CUSIP Number)




                              Wayne A. Wirtz, Esq.
                             SBC Communications Inc.
                                 175 E. Houston
                              San Antonio, TX 78205
                                 (210) 351-3736

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 27, 1996

             (Date of Event which Requires Filing of this Statement)



If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement.   [x]



                              (Page 1 of 13 pages)

--------------------
CUSIP NO.  43126310                    13D
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SBC Communications Inc.; 43-1301883
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                   WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  Delaware
--------------------------------------------------------------------------------

     NUMBER        7.  SOLE VOTING POWER
   OF SHARES
 BENEFICIALLY              0
     OWNED
    BY EACH
   REPORTING
    PERSON
     WITH
                   -------------------------------------------------------------

                   8.  SHARED VOTING POWER

                       1,600,000 shares of Common Stock issuable in the
                       event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise of 5,000,000 Warrants (which, prior to receipt of certain regulatory approvals, are exercisable only to the extent that doing so is consistent with restrictions contained in the Communications Act of
                       1934, as amended by The Telecommunications Act of 1996), for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
                   -------------------------------------------------------------



                              (Page 2 of 13 pages)

                   -------------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER
                                              0
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       1,600,000 shares of Common Stock issuable in the event
                       of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise (subject to the limitation described in 7 above) of 5,000,000 Warrants, for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    1,600,000 shares of Common Stock issuable in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise (subject to the limitation set forth in 7 above) of 5,000,000 Warrants, for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                                       [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1% of the outstanding shares of Common Stock in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 16.8% of the outstanding shares of Common Stock in the event of the exercise of 5,000,000 Warrants (subject to the limitation set forth in
    7 above), for a total of 21.1% of the outstanding shares of Common Stock in the event of such conversion and exercise.
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                               HC
--------------------------------------------------------------------------------



                              (Page 3 of 13 pages)

--------------------
CUSIP NO.  43126310                    13D
--------------------
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Southwestern Bell Wireless Holdings, Inc.; 75-2515769
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                               AF

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            Delaware
--------------------------------------------------------------------------------

     NUMBER        7.   SOLE VOTING POWER
   OF SHARES
  BENEFICIALLY                        0
     OWNED
    BY EACH
   REPORTING
    PERSON
     WITH
                   -------------------------------------------------------------

                   8.   SHARED VOTING POWER

                        1,600,000 shares of Common Stock issuable in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise of 5,000,000 Warrants (which, prior to receipt of certain regulatory approvals, are exercisable only to the extent that doing so is consistent with restrictions contained in the Communications Act of 1934, as amended by The Telecommunications Act of 1996), for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
                   -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                                                0
                   -------------------------------------------------------------



                              (Page 4 of 13 pages)

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        1,600,000 shares of Common Stock issuable in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise (subject to the limitation described in 7 above) of 5,000,000 Warrants, for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,600,000 shares of Common Stock issuable in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise (subject to the limitation set forth in 7 above) of 5,000,000 Warrants, for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                             [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% of the outstanding shares of Common Stock in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 16.8% of the outstanding shares of Common Stock in the event of the exercise of 5,000,000 Warrants (subject to the limitation set forth in 7 above), for a total of 21.1% of the outstanding shares of
     Common Stock in the event of such conversion and exercise.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                  CO
--------------------------------------------------------------------------------



                              (Page 5 of 13 pages)

     Item 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock $.01 par value (the "Common Stock"), of HighwayMaster Communications, Inc., a Delaware corporation (the "Issuer") with its principal executive offices at 16473 Dallas Parkway, Suite 710, Dallas, Texas 75248.

     Item 2. IDENTITY AND BACKGROUND.

(a) and (b)    Southwestern Bell Wireless Holdings, Inc. is a Delaware
               corporation ("SBW") and a direct wholly-owned subsidiary of SBC
               (as hereinafter defined), with its principal office and principal place of business at 17330 Preston Road, Suite 100A, Dallas,
               Texas 75252.

               SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC.

               The name of each executive officer and director of SBC and SBW are set forth in Exhibit 1 hereto and incorporated herein by reference. The business address of all of the individuals listed on Exhibit 1 is c/o The Vice President and Secretary, SBC Communications Inc., 175 E. Houston, 11th Floor, San Antonio, Texas 78205.

(c) SBC is a communications holding company whose subsidiaries are engaged principally in communications.

               SBW serves as a holding company for various cellular subsidiaries which provide cellular mobile radio telecommunications services in various areas throughout the United States.

               The present principal occupation of each executive officer and director of SBC and SBW are set forth in Exhibit 1 hereto and incorporated herein by reference.

(d) During the last five years, neither SBW or SBC nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SBC or SBW nor, to the best of their knowledge, any of their officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) Each executive officer and director of SBC is a citizen of the United States except for director Carlos Slim Helu, a citizen of Mexico.

               Each executive officer and director of SBW is a citizen of the United States.



                              (Page 6 of 13 pages)

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, SBW paid $20,000,000 as consideration for the 1,000 shares of Series D Participating Convertible Preferred Stock of the Issuer (the "Series D Preferred Stock") described in this
Schedule 13D. The funds used to purchase the Series D Preferred Stock came from working capital funds of SBC. The source of funds, if any, that SBW will use to pay the exercise price under the Warrants (as hereinafter defined) will be determined at the time of such exercise.

     Item 4. PURPOSE OF THE TRANSACTION.

     The purchase by SBW of the Series D Preferred Stock and the issuance by the Issuer to SBW of 5,000,000 Warrants to purchase Common Stock of the Issuer (the "Warrants") were effected in connection with a series of transactions resulting in the recapitalization of the Issuer, an investment in the capital stock of the Issuer by SBW and the commencement of a strategic business relationship between SBW and certain of its Affiliates, on the one hand, and the Issuer, on the other hand. "Affiliate" means any person that directly or indirectly, through one or more intermediaries, has control of or is controlled by, or is under common control with, the person specified.

     SBW intends to continue to review its investment in the Issuer on an ongoing basis and based upon the results of such review, SBW's contractual obligations entered into in connection with such investment, market and general economic conditions, regulatory approvals and other regulatory conditions and other factors SBW deems relevant, may seek to modify its investment in the Issuer through any available means including, without limitation, increases or decreases in its investment through open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through
(j) of Item 4 of Schedule 13D. Except as set forth herein, and subject to the foregoing, SBW has no current plans or proposals that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     A. SERIES D PREFERRED STOCK

     The Issuer has issued 1,000 shares of Series D Preferred Stock to SBW in exchange for a cash payment in the amount of $20,000,000 pursuant to the Purchase Agreement, dated as of September 27, 1996, between the Issuer and SBW. Each such share is convertible, in blocks of 250 of such shares or a larger integral multiple thereof, at the option of SBW, into 1,600 shares of Common Stock (subject to adjustment to prevent dilution) and, upon receipt of Regulatory Relief, will automatically convert into a new class of common stock of the Issuer to be designated "Class B Common Stock." "Regulatory Relief" means that SBC or its Affiliates, in their sole judgment, have obtained all necessary federal and state regulatory approvals to provide landline, interLATA long-distance service pursuant to the Communications Act of 1934, as amended by the Telecommunciations Act of 1996. The Class B Common Stock will be convertible at the option of SBW into Common Stock; the shares of Series D Preferred Stock will automatically convert into Common Stock on September 27, 2001 if SBC or its Affiliates have not received Regulatory Relief on or prior to such date.

     The $20,000,000 paid by SBW to the Issuer has been placed in escrow pending expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Waiting Period"). If the Waiting Period expires on or prior to December 31, 1996, and if no order or decree of a governmental or regulatory authority is in effect as of such time which would prevent or restrain the purchase by SBW of the Series D Preferred Stock, the purchase price of $20,000,000 shall be released to the Issuer. If the Waiting Period has not expired as of December 31, 1996, or if a governmental or regulatory authority has, as of December 31, 1996, taken action which



                              (Page 7 of 13 pages)
would prevent or restrain the purchase by SBW of Series D Preferred Stock, SBW shall have the option to have the purchase price returned to it and, in such case, will return the Series D Preferred Stock, and any dividends theretofore received by SBW in respect of the Series D Preferred Stock, to the Issuer.

     The holder of each share of Series D Preferred Stock shall be entitled to receive the dividends and distributions payable on or in respect of the number of shares of Common Stock into which such share of Series D Preferred Stock is then convertible. Each share of Series D Preferred Stock is entitled upon liquidation, dissolution or winding up of the Issuer to a liquidation preference of the greater of (i) $20,000 or (ii) the amount distributed or to be distributed in connection with such liquidation, dissolution or winding-up to a holder of the number of shares of Common Stock into which such holder of a share of Series D Preferred Stock could then convert such share.

     The holders of the Series D Preferred Stock will not be entitled to elect any of the directors of the Issuer, but will be entitled to designate a non-voting delegate to be present at all of the Issuer's board meetings. The affirmative vote of the holders of a majority of the shares of the Series D Preferred Stock, voting as a class, is required to approve (i) any merger or consolidation of the Issuer with or into another entity or any sale of all or substantially all of the assets of the Issuer, in each case if such action requires a stockholder vote under Delaware law, (ii) any amendment, alteration or repeal of the Issuer's Certificate of Incorporation, (iii) the dissolution of the Issuer, (iv) the adoption of certain anti-takeover provisions that would adversely affect the holder of the Series D Preferred Stock, (v) certain issuances of the Issuer's capital stock and incurrence of indebtedness in excess of $5 million in any one year, (vi) the Issuer's entrance into a new line of business, joint venture, partnership or similar arrangement requiring the expenditure or expenditures, individually or in the aggregate, of more than $3 million, (vii) disposal or sale of assets of the Issuer the sale or fair market value of which exceeds $3 million, and (viii) amendment, alteration or repeal of the terms of the Series D Preferred Stock or corporate action that would reduce the number of shares of Common Stock into which a share of Series D Preferred Stock is convertible.

     Shares of Series D Preferred Stock are not transferable other than to SBW or its Affiliates and are not redeemable by the Issuer.

     B. CLASS B COMMON STOCK

     The 1,000 shares of Class B Common Stock into which the Series D Preferred Stock will convert upon receipt of Regulatory Relief will each be convertible, at the option of the holder thereof, into 1,600 shares of Common Stock (subject to adjustment to prevent dilution), provided, that no share of Series B Common Stock may be converted unless the holders of all of the shares of Class B Common Stock elect so to convert.

     The holder of each share of Class B Common Stock will be entitled to receive the dividends and distributions payable on or in respect of the number of shares of Common Stock into which such share of Series B Common Stock is then convertible.

     The holders of Common Stock and Class B Common Stock shall generally have identical voting rights and vote together as a single class, and each share of Class B Common Stock shall have a number of votes equal to the number of shares of Common Stock into which such share of Series B Common Stock is then convertible. In addition to any other voting rights they may have, the shares of Class B Common Stock will be entitled to elect one Class B Director and a second Class B Director if SBW or its Affiliates owns more than 20% of the outstanding Common Stock, including shares issuable upon conversion of the Class B Common Stock, but excluding shares issuable upon the exercise of the Warrants or of options or warrants issued by entities other than the Issuer. The following actions by



                              (Page 8 of 13 pages)
the Issuer will also require the approval of a majority of the outstanding shares of Class B Common Stock: (i) approval of any annual budget or business plan for the Issuer or any subsidiary, or the deviation from any such budget approved by the Board of Directors by more than five percent, (ii) issuance by the Issuer of certain equity securities and the incurrence of indebtedness in excess of $5 million in any one year, (iii) the hiring or termination by the Issuer of its chief executive officer, chief financial officer or chief operating officer, (iv) entering into a new line of business, joint venture, partnership or similar arrangement, (v) exiting its existing business or disposing of assets with a value in excess of $500,000 or which are otherwise material to the Issuer's operations, (vi) adoption of certain antitakeover provisions that would adversely affect the holders of Class B Common Stock or their Affiliates, (vii) any action that would reduce the number of shares of Common Stock into which the shares of Class B Common Stock are convertible, or
(viii) any amendment, alteration or repeal of Article XI of the Issuer's bylaws.

     The shares of Class B Common Stock may not be transferred other than to SBW or its Affiliates.

     The Issuer's bylaws have been amended to reflect the terms of the Class B Common Stock; as described in Item 6 below, the Issuer's Certificate of Incorporation will also be amended to reflect the terms of the Class B Common Stock.

     C. WARRANTS

     The Issuer has issued to SBW 5,000,000 Warrants to purchase Common Stock. Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to adjustment in certain circumstances to prevent dilution. 3,000,000 of the Warrants are exercisable at $14.00 per share of Common Stock and 2,000,000 of the Warrants are exercisable at $18.00 per share of Common Stock, and in each such case the exercise price is subject to adjustment to account for adjustments made in the number of shares of Common Stock that may be purchased upon exercise of such Warrant. Warrants may be exercised for cash or, at the option of the holder thereof, without any cash payment, for that number of shares of Common Stock that reflects the difference between (i) the current market value of a share of Common Stock and (ii) the exercise price per share of Common Stock under such Warrant.

     Prior to receipt of Regulatory Relief, the Warrants will be exercisable by the holder thereof only to the extent that doing so is consistent with the Communications Act of 1934, as amended by The Telecommunications Act of 1996. Warrants may not be transferred other than to SBW or its Affiliates. The Warrants expire on September 27, 2001.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The total number of shares of Common Stock that SBW would beneficially own upon conversion of the 1,000 shares of Series D Preferred Stock that it holds is 1,600,000, which represents 6.1% of the outstanding shares of Common Stock of the Issuer. The total number of shares of Common Stock that SBW would beneficially own upon exercise of the 5,000,000 Warrants that it holds is 5,000,000, which represents 16.8% of the total outstanding shares of Common Stock. Assuming conversion of the 1,000 shares of Series D Preferred Stock and exercise of the 5,000,000 Warrants, the total number of shares of outstanding Common Stock that SBW would beneficially own would be 6,600,000, representing 21.1% of the outstanding shares of Common Stock. The foregoing calculations are (i) based on the 22,069,871 shares of the Common Stock of the Issuer outstanding as of September 27, 1996 plus the 2,682,018 shares of Common Stock issued in recapitalization transactions entered into by the Issuer and certain of its existing security holders on September 27, 1996 and (ii) assume that the shares of Common Stock issuable



                              (Page 9 of 13 pages)
     upon conversion of the Series D Preferred Stock or exercise of the Warrants or both, as the case may be, are issued and outstanding at the time of such calculation. The Series D Preferred Stock and Warrants beneficially owned by SBC are owned by and registered in the name of SBW.

(b) SBC and SBW share the power to vote and to dispose of the 1,000 shares of Series D Preferred Stock and the power to dispose of the 5,000,000 Warrants. The shares of Series D Preferred Stock and the Warrants, and the shares of Common Stock issuable upon conversion or exercise thereof, beneficially owned by SBW are subject to certain transfer restrictions described more fully in Items 4 and 6 of this Schedule 13D.

(c) No transactions in the Common Stock were effected by SBC or SBW in the past sixty days.

(d)  None.

(e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     A. STOCKHOLDERS AGREEMENT

     In connection with the transactions described herein, the Issuer, certain existing stockholders of the Issuer and SBW entered into an Amended and Restated Stockholders Agreement, dated as of September 27, 1996 (the "Stockholders Agreement"). The following description of the Stockholders Agreement is qualified in its entirety by reference to the complete text of such document which is attached as Exhibit 4 hereto.

     The Stockholders Agreement provides, among other things, for the following:

     Subject to certain exceptions, each of the Carlyle Stockholders (as defined in the Stockholders Agreement), the Erin Mills Stockholders (as defined in the Stockholders Agreement), William C. Kennedy, Jr. and William S. Saunders (each, a "First Refusal Stockholder") have agreed not to sell or to make certain transfers of shares of capital stock of the Issuer unless such First Refusal Stockholder has first irrevocably offered the shares that it desires to sell to SBW.

     The Issuer has agreed to grant to certain stockholders, including SBW, "piggyback" and demand registration rights in order for them to register and sell shares of Common Stock under the Securities Act of 1933, as amended.

     Within 15 days after the execution of the Stockholders Agreement, the total number of members of the Board of Directors of the Issuer will be initially reduced to six and a director not employed by the Company or affiliated with a party to the Stockholders Agreement (an "independent director") is to be added not later than the next annual meeting of stockholders. Prior to Regulatory Relief, the Board of Directors shall be comprised of seven members, as follows: two directors designated by a majority in interest of the Erin Mills Stockholders; two directors designated by a majority in interest of the ByWord Stockholders (as defined in the Stockholders Agreement); one director designated by a majority in interest of the Carlyle Stockholders; and two independent directors. When the shares of Series D Preferred Stock convert into Class B Common Stock upon receipt of Regulatory Relief, one director designated by SBW is to be added and, in case SBW and its Affiliates beneficially own more than 20% of the outstanding shares of Common Stock, other than shares issuable under the Warrants or under options or warrants issued by entities other than the Issuer, SBW will have the right to appoint a second



                             (Page 10 of 13 pages)
director. The stockholders that are parties to the Stockholders Agreement have agreed to take all action necessary, including voting their shares of Common Stock, to effect the governance provisions and purposes of the Stockholders Agreement. Neither the filing of this Schedule 13D nor anything contained herein is intended as, or should be construed as, an admission that SBC or SBW is (i) a member of a "group" or (ii) the "beneficial owner" of any shares of Common Stock beneficially owned by any other party to the Stockholders Agreement, in each case for the purposes of Section 13 (d) or (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In case any stockholder or group thereof decreases its ownership of Common Stock, it shall lose the right to designate directors if such ownership falls below 20% (in which case the right to designate two directors, in the case of the Erin Mills Stockholders and the By-Word Stockholders, shall expire) or 5% (in which case the right to designate a director shall expire).

     The Stockholders Agreement requires the affirmative vote of a majority of the entire Board of Directors of the Issuer (not merely a quorum) to authorize, effect or validate the following actions by the Issuer: (i) the approval of any annual budget or business plan of the Issuer or any subsidiary, or any deviation from any annual budget by more than five percent, (ii) any capital expenditure or expenditures of the Issuer or a subsidiary which, individually or in the aggregate, exceed $1 million, (iii) the hiring or termination by the Issuer or any subsidiary of any officer or senior management employee, (iv) payments under any stock appreciation rights or phantom stock plans or similar rights or plans,
(v) (A) sell, lease or transfer assets representing five percent or more of the consolidated assets of the Issuer and its subsidiaries, (B) consolidate or merge, or permit a subsidiary to consolidate or merge, with any other entity,
(C) reclassify or otherwise change any capital stock of the Issuer or any subsidiary or (D) dissolve, liquidate or wind-up the Issuer or any subsidiary,
(vi) except in certain circumstances, authorize or issue in excess of an aggregate of $5 million of capital stock or other equity securities, or securities convertible or exchangeable into equity securities of the Issuer or any subsidiary, (vii) acquire capital stock or other equity securities of any other entity in excess of $5 million, (viii) enter into, including through a subsidiary, any agreement, contract, lease or commitment, the fair market value of which exceeds $1 million, (ix) make any capital expenditure, including through a subsidiary, in excess of $1 million, (x) file with the Secretary of State of the State of Delaware any resolutions of the Board of Directors containing provisions that would adversely affect the rights of the holders of Common Stock, (xi) enter, including through a subsidiary, into any agreement, transaction, commitment or arrangement with the Issuer's or any of its or any subsidiary's officers, directors, employees, stockholders of Affiliates or with any individual related by blood, marriage or adoption or any entity in which any such individual owns a more than 10% beneficial interest, except for customary employment arrangements and benefit programs on an arm's length basis and arrangements on arm's length terms that are approved by a majority of the Company's disinterested directors or (xii) allow any subsidiary to do or effect any of the foregoing.

     The Stockholders Agreement also provides that after receipt of Regulatory Relief, if SBW does not hold Series D Preferred Stock or Class B Common Stock but does own at least 1.6 million shares of Common Stock (other than Common Stock issuable under the Warrants or options or warrants issued by entities other than the Issuer), the approval of SBW will be required to approve the actions that require approval of the holders of the Class B Common Stock.

     B. STOCKHOLDER APPROVAL

     The holders of 68.4% of the outstanding shares of Common Stock as of September 27, 1996 executed written consents in favor of the resolutions of the Issuer's Board of Directors approving the issuance of the shares of Common Stock issuable upon exercise of the Warrants and the proposed amendment of the Issuer's Certificate of Incorporation to reflect the terms of the Class B Common Stock to be issued upon conversion of the Series D Preferred Stock. The stockholders that have granted such written consents have also granted to SBW an irrevocable proxy to vote, at any annual,


                             (Page 11 of 13 pages)
special or adjourned meeting of stockholders of the Issuer, in favor of the adoption of the amendment to the Issuer's Certificate of Incorporation and the issuance of the Common Stock issuable upon exercise of the Warrants, and against any action or agreement likely to delay, impede or interfere with such actions. A form of written consent and irrevocable proxy, together with a list of the stockholders that executed each such instrument, are attached as Exhibits 5 and 6 hereto and incorporated herein by reference. The Certificate of Amendment to the Issuer's Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware 20 days after an information statement has been distributed to stockholders of the Issuer in accordance with Regulation 14C under the Exchange Act; the Certificate of Designation setting forth the terms of the Series D Preferred Stock was filed with the Secretary of State of the State of Delaware on September 27, 1996, and became effective on such date.


     The foregoing descriptions of the documents listed in Item 7 and filed as exhibits hereto are qualified in their entirety by the complete texts of such documents.


     Item 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1    Identity of Executive Officers and Directors of SBC and SBW

     Exhibit 2 Certificate of Amendment to the Certificate of Incorporation of the Issuer (including Certificate of Designation for Series D Preferred Stock)

     Exhibit 3 Warrant Certificate, dated as of September 27, 1996, executed by the Issuer in favor of SBW

     Exhibit 4    Stockholders Agreement

     Exhibit 5 Form of Written Consent, together with list of stockholders that executed such consent

     Exhibit 6 Form of Irrevocable Proxy, together with list of stockholders that executed such proxy



                             (Page 12 of 13 pages)

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      SBC COMMUNICATIONS INC.


                                      By: /s/ Donald E. Kiernan
                                          Donald E. Kiernan
                                          Senior Vice President,
                                            Treasurer and Chief
                                            Financial Officer


                                      SOUTHWESTERN BELL WIRELESS HOLDINGS, INC.


                                      By: /s/ Drew A. Roy
                                         Drew A. Roy
                                         Executive Vice President
                                           and Chief Operating
                                           Officer - SBC Wireless



Dated:  October 7, 1996



                             (Page 13 of 13 pages)